Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-19	July 19, 2012

International Tower Hill Increases Non-Brokered Private
Placement

Vancouver, B.C. – International Tower Hill Mines Ltd. (TSX: ITH, NYSE-MKT: THM, Frankfurt: IW9) (“ITH” or the “Company”) announces that it has increased the amount of its non-brokered private placement financing (the “Offering”) announced on July 12, 2012.

The Offering will occur in two stages. The first stage will consist of up to 9,458,308 common shares of the Company at a price of CAD 2.60 per common share for gross proceeds of up to CAD 24.6 million. This portion of the financing is anticipated to close on or before August 3, 2012.

The second stage of the Offering will consist of that number of common shares that, when valued at a price equal to a 10% discount from the five day volume weighted average price for the common shares as at September 10, 2012, will equal CAD 5 million (3,000,000 shares maximum). While this portion of the placement will be priced 60 days from the announcement of the Offering, the single placee in the second stage is purchasing CAD 5 million of the first stage of the Offering and has committed to close the second stage portion of the Offering. Closing of the second stage is anticipated on or before September 21, 2012.

It is anticipated that certain insiders of the Company will participate in the Offering. The Company has determined that there are exemptions available from the various requirements of Multilateral Instrument 61-101 for the issuance of any common shares issued to insiders. The Company will pay a 4% cash finder’s fee in connection with a portion of the Offering.

All common shares issued in the Offering will be subject to a hold period in Canada of four months from the closing of the first or second stage of the Offering, as applicable. All common shares issued in the United States will be subject to resale restrictions under U.S. federal and state securities laws. Completion of the Offering is subject to the Company obtaining all necessary regulatory approvals, including acceptance for filing by the Toronto Stock Exchange and the approval of the NYSE-MKT.

The Company intends to use the net proceeds of the private placement for the completion of its bankable Feasibility Study at the Livengood Gold project in Alaska and for general working capital purposes.

The common shares to be issued in the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares to be issued in the Offering, nor shall there be any offer or sale of the common shares to be issued in the Offering in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

International Tower Hill Mines Ltd.	- 2 -	July 19, 2012
NR12-19 Continued

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska.

On behalf of
International Tower Hill Mines Ltd.

(signed) Jeffrey A Pontius
Jeffrey A. Pontius
Interim Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Direct line: 604-343-4799
Toll-Free: 1-855-208-4642 Ext. 213

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the anticipated completion of the Offering and the proposed use of the proceeds of the Offering by the Company, the size and characteristics of, or the discovery and delineation of, mineral deposits, resources or reserves, the potential for the expansion of the estimated resources at the Livengood property, the identification of additional deposits on the Company’s Livengood property, the preparation or completion of a feasibility study, the optimization of mine or gold recovery plans, the permitting of a mine at the Livengood project, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, the Company’s business strategies, and the Company’s other business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, risks associated with the timing and pricing of the Offering, completion of the Offering, regulatory approval/acceptance of the Offering, the use of proceeds from the Offering and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F as filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's Livengood Project.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.